					Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended	Years Ended
	June 30,	December 31,
	2016	2015	2014	2013	2012	2011
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$429,426	$332,954	$228,820	$408,136	$378,546	$157,050
AFUDC - equity	(12,538)	(9,325)	(7,002)	(15,930)	(25,469)	(32,430)
AFUDC - debt	(9,376)	(7,575)	(5,611)	(11,261)	(22,216)	(29,949)
Total	$407,512	$316,054	$216,207	$380,945	$330,861	$94,671
Fixed charges:
Interest expense	$355,454	$356,696	$367,308	$392,264	$392,216	$371,910
Other interest	12,538	9,325	7,002	15,930	25,469	32,430
Portion of rentals representative of the interest factor	8,264	8,980	10,732	10,257	10,251	8,767
Total	$376,256	$375,001	$385,042	$418,451	$427,936	$413,107
Earnings available for combined fixed charges	$783,768	$691,055	$601,249	$799,396	$758,797	$507,778

Ratio of Earnings to Fixed Charges	2.08x	1.84x	1.56x	1.91x	1.77x	1.23x